Exhibit 1

Recent developments update dated September 14, 2009

The information included in this section supplements the information about the Republic of Italy that is contained in Exhibit D to the Republic’s annual report on Form 18-K, for the fiscal year ended December 31, 2007. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Italian Economy

Italy’s economy has deteriorated significantly as a result of the global economic and financial crisis that started in 2008. Based on ISTAT data, Italy’s real GDP decreased at a seasonally adjusted rate of 1.0 per cent in 2008, compared to a 1.6 per cent increase in 2007. In the first quarter of 2009, Italy recorded a 6.0 per cent decrease in real GDP compared to the first quarter of 2008, and a 2.7 per cent decrease compared to the last quarter of 2008. Italy’s real GDP decreased by 0.5 per cent in the second quarter of 2009 compared to the previous quarter and by 6 per cent compared to the same quarter of 2008. Italy’s seasonally adjusted average unemployment rate increased to 7.3 per cent in the first quarter of 2009, from 7.0 per cent recorded during the last quarter of 2008. Consumer prices, as measured by the harmonized EU consumer price index, decreased at an annual rate of 0.1 per cent during the twelve months ended July 31, 2009, compared to a 2.4 per cent increase during the twelve months ended December 31, 2008.

On April 6, 2009, an earthquake hit the province of L’Aquila, in the Abruzzo region, destroying buildings and infrastructure. The estimated cost for the reconstruction and re-launch of the economy in the areas affected by the earthquake is estimated to be approximately €2.5 billion for 2009.

Measures to Address the Financial and Economic Crisis

In addition to the measures taken by the Italian Government to address the banking crisis in 2008, in 2008 and 2009 the Government took several actions to contain the effects of the global and financial crisis, to support the economy and accelerate its recovery. The Government also injected significant liquidity into the system by accelerating payment of past debts and reducing the accrual of tax refunds.

In June 2009, the Government adopted a decree (Law Decree 78/2009) approving €11.5 billion of measures to be taken in the 2009-2012 period intended to support the economy. The decree is aimed at increasing Government revenue by decreasing tax avoidance and evasion. Government expenditure will be reduced by decreasing fraudulent claims for disability grants and by re-computing as of 2010 the ceiling on pharmaceutical expenditure. Deficit-reduction plans are also in place for the five regions that have recorded the highest healthcare budget deficits.

A significant number of measures contemplated by the decree are aimed at sustaining employment and the re-launch of business investment. These measures extend the use of social safety nets for example by encouraging companies with workers on Government funded long-term unemployment programs (cassa intergrazione) to re-employ those workers for training purposes on condition that the workers will be paid the same wage paid by the long-term unemployment program, of which 80 per cent would continue to be financed by the Government and the balance by the company. The measures also provide that the Government will pay early the bonus for self-employment, extend to 24 months the long-term unemployment program (cassa intergrazione) applicable to workers employed by businesses that cease to exist and increase for 2009 and 2010 wage supplements for solidarity contracts.

The decree’s provisions in support of businesses include: the exclusion from taxation on business income of 50 per cent of the value of investment in equipment and machinery made by June 20, 2010; more rapid depreciation of capital goods and new procedures for the write-down of non-performing loans and receivables for tax purposes; and the public administration’s more timely payment of amounts due to purveyors and suppliers and amounts due on contracts, in order to work off the amounts in arrears and to reduce those for the future. New legislation to reduce energy costs, particularly the cost of gas, is expected to provide benefits to businesses as well as to households.

Excluding the initiatives in favor of the banking sector and measures contemplated by Law Decree no. 78/2009 (adopted in June 2009), the Italian Government estimates that its economic and financial crisis-containment plan set aside resources totaling in aggregate approximately €27.3 billion for the 2008-2011 four-year period (€2.7 billion in 2008, €11.4 billion in 2009, €7.5 billion in 2010 and €5.8 billion in 2011), or 1.8 per cent of 2008 GDP.

Real GDP and Expenditures

The following table sets forth information relating to real GDP and expenditures for the periods indicated.

Real GDP and Expenditures(1)

	2004	2005	2006	2007	2008
	(Euro in millions)

Real GDP	1,236,671	1,244,782	1,270,126	1,289,988	1,276,578
Add: Imports of goods and services	334,493	341,457	361,750	375,356	358,481
of which
Goods	269,310	273,071	287,855	294,900	278,981
Services	65,192	68,392	73,934	80,814	80,134
Total supply of goods and services	1,570,405	1,585,131	1,630,192	1,663,642	1,633,337
Less: Exports of goods and services	330,083	333,695	354,447	370,773	357,173

of which
Goods	268,943	270,778	286,192	300,251	289,115
Services	61,165	62,886	68,178	70,439	67,982

Total goods and services available for domestic expenditure(1)	1,240,322	1,251,436	1,275,745	1,292,869	1,276,164

Domestic expenditure
Private sector consumption	728,266	736,629	745,774	754,596	747,955
Public sector consumption	248,281	253,023	254,328	256,926	258,587

Total domestic consumption	976,649	989,781	1,000,194	1,011,607	1,006,657
Gross fixed investment	260,444	262,559	270,257	275,732	267,571

Total domestic expenditures(1)	1,237,093	1,252,340	1,270,451	1,287,339	1,274,228

(1)	In connection with ISTAT’s revisions to the national accounting system implemented in December 2005, ISTAT replaced its methodology for calculating real growth, which was based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that component measures no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the United States Securities and Exchange Commission prior to the filing of the Republic’s annual report for the fiscal year ended December 31, 2005.

Source: Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.

Selected Balance of Payments Indicators

The following table shows the balance of payments for the periods indicated.

Selected Balance of Payments Indicators

	2004	2005	2006	2007	2008
	(Euro in millions)

Current Account	(13,077)	(23,647)	(38,346)	(37,712)	(53,597)
Capital Account	1,700	1,347	1,826	2,258	825
Financial Account	9,024	20,898	25,404	26,212	49,553
Errors and omissions	2,353	1,402	11,116	9,242	3,219

Source: Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.

The deterioration of Italy’s current account in 2008 is mainly attributable to an income deficit of €29.5 billion, compared to a deficit of €19.6 billion recorded in 2007, the negative trend of Italy’s visible trade, which recorded a deficit of €0.7 billion in 2008 compared to a surplus of €3.2 billion in 2007, and the increase in the current transfers deficit from €14.2 billion in 2007 to €16.0 billion in 2008.

The decrease in Italy’s capital account recorded in 2008 was mainly due to the decrease in current transfers surplus from €2.3 billion in 2007 to €0.8 billion in 2008.

The increase in financial account surplus was mainly attributable to a substantial increase in portfolio investment surplus, from €18.1 billion recorded in 2007 to €118.5 billion in 2008 and a reduction of direct investment deficit from €37.0 billion recorded in 2007 to €18.3 billion in 2008, partially offset by a deficit of €51.8 billion in other investments recorded in 2008, from a €46.2 billion surplus recorded in 2007. The increase recorded in portfolio investment surplus was driven by the global financial crisis, which resulted in a €90.0 billion reduction in the value of non-Italian equity securities held by Italian investors in 2008, compared to an €11.0 billion reduction in 2007, and an increase of non-residents’ investment in Italian debt securities, from €30.1 billion in 2007 to €61.4 billion in 2008.

Public Finance

The following table sets forth general government revenues and expenditures and certain other key public finance measures for the five years ended December 31, 2008. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the ratio of public debt-to-GDP.

General Government Revenues and Expenditures

	2004(1)	2005	2006	2007	2008
	(Euro in millions)

Expenditures
Current expenditures	612,820	634,731	655,758	684,905	715,896
of which
Total consumption	262,854	275,365	282,223	286,931	299,602
of which
Wages and salaries	149,866	156,542	163,220	164,071	171,160
Cost of goods and services	112,988	118,823	119,003	122,860	128,442
Interest expense	65,769	66,065	68,578	77,215	80,891
Social services	234,701	242,345	252,176	264,483	278,008
Other current expenditures	49,496	50,956	52,781	56,276	57,395
of which
Production grants	14,328	12,910	13,070	14,913	14,237
Capital expenditures	54,979	58,668	74,545	62,890	59,027
of which
Investments(2)	33,426	33,711	34,690	35,969	34,973
Investment grants	20,071	22,279	22,601	25,045	23,077
Other capital expenditures	1,482	2,678	17,254	1,876	977

Total Expenditures	667,799	693,399	730,303	747,795	774,923
as a percentage of GDP	48.0%	48.5%	49.2%	48.4%	49.3%
Revenues
Current revenues	607,047	625,682	676,608	720,017	728,383
of which
Tax revenues	380,833	392,551	434,180	460,385	456,946
of which
Direct taxes	185,378	189,815	213,867	233,229	241,427
Indirect taxes	195,455	202,736	220,313	227,156	215,519
Social security contributions	175,968	183,445	189,691	205,299	214,718
Revenues from capital	7,611	8,045	9,694	9,675	9,390
Other current revenues	42,635	41,641	43,043	44,658	47,329
Capital revenues	12,180	6,285	4,383	4,553	3,561
Total revenues	619,227	631,967	680,991	724,570	731,944
as a percentage of GDP	44.5%	44.2%	45.8%	46.9%	46.6%
Current surplus/(deficit)	(5,773)	(9,049)	20,850	35,112	12,487
as a percentage of GDP	(0.4)%	(0.6)%	1.4%	2.3%	0.8%
Net borrowing	48,572	61,432	49,312	23,225	42,979
as a percentage of GDP	3.5%	4.3%	3.3%	1.5%	2.7%
Primary balance	17,197	4,633	19,266	53,990	37,912
as a percentage of GDP	1.2%	0.3%	1.3%	3.5%	2.4%
GDP (nominal value)	1,391,530	1,429,479	1,485,377	1,544,915	1,572,243

(1)	Eurostat published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitizations transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures presented in the table above take into account the effects of the Eurostat decision.

(2)	Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2004 (€4.5 billion), 2005 (3.2 billion), 2006 (€1.7 billion), 2007 (€1.4 billion) and 2008 (€1.3 billion).

Source: Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.

General government expenditures and revenues have increased in each of the last five years. General government expenditures rose by 3.6 per cent in 2008, compared to 2.4 per cent in 2007. The increase in total expenditures was mainly driven by the increase in expense for social services, wages and salaries and cost of goods and services, the effect of which was offset partially by a decrease in capital expenditures. Social services expense increased in 2008 as a result of a 4.2 per cent increase in pension expenditure, compared to a 4.0 per cent increase in 2007. Pension expenditure in Italy represented 15.6 per cent of GDP in 2008 compared to 15.2 per cent in 2007. The increase in social services expense also resulted from a 12.1 per cent increase in expenditures for other social services (such as disability and unemployment benefits) compared to 12.7 per cent in 2007. Wages and salaries increased in 2008 principally as a result of the renegotiation and subsequent renewal of collective bargaining agreements for public health care employees and non-management employees of Regional governments and other local entities.

General government revenue increased by 1.0 per cent in 2008 compared to 6.4 per cent in 2007. The slower growth in government revenue during 2008 is mainly attributable to a 5.4 per cent decrease in revenue from indirect taxes compared to a 4.6 per cent increase in 2007, due to reductions in indirect taxes introduced in 2006 and 2007. The slower growth in government revenue is also due to the growth in direct tax revenue, which slowed down to 3.5 per cent in 2008 from 9.1 per cent in 2007, principally due to slower growth in taxable revenue generated by taxpayers due to the global economic and financial crisis that started in 2008. Similarly and for the same reasons, growth in social security contributions decreased to 4.6 per cent in 2008 from 8.2 per cent increase in 2007.

In July 2009, the Government finalized and presented to Parliament its 2010-2013 Program Document. The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product assumptions underlying the Program Document. The inflation rate and unemployment rate assumptions are 0.9 per cent and 8.8 per cent, respectively.

2010-2013 Program Document Objectives

	2008	2009	2010	2011	2012	2013

GDP (% real growth rate)	(1.0)	(5.2)	0.5	2.0	2.0	2.0
Net borrowing, as a percentage of GDP	2.7	5.3	5.0	4.0	2.9	2.4
Primary balance, as a percentage of GDP	2.4	(0.4)	0.2	1.5	2.9	3.5
Public debt, as a percentage of GDP	105.7	115.3	118.2	118.0	116.5	114.1
Structural net borrowing (budget surplus), as a percentage of GDP	3.4	3.1	2.8	2.5	2.1	2.2

Source: 2010-2013 Program Document.

The objectives and forecasts set forth in the Program Document are based on assumptions relating to future economic developments, including international economic trends, and may therefore not be realized.

Composition of Tax Revenues

The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2008 based on State sector (cash basis) accounting criteria. Direct and indirect tax revenues reflected in this table do not correspond to those shown in the “General Government Revenues and Expenditures” table set forth above, which is prepared on general Government (accrual basis) ESA95 accounting criteria as explained in further detail in footnote 1 to the table.

Composition of Tax Revenues(1)

	2004	2005	2006	2007	2008
	(Millions of euro)

Direct taxes
Personal income tax	127,689	132,663	142,062	150,130	158,262
Corporate income tax	28,073	33,699	39,475	50,520	45,812
Investment income tax	7,914	8,882	12,193	13,696	14,254
Other(2)	18,640	4,368	9,655	4,818	7,829
Total direct taxes	182,316	179,612	203,385	219,164	226,157

Indirect taxes
VAT	100,051	105,008	114,166	119,239	117,444
Other transaction-based taxes	18,176	18,054	20,395	17,305	21,399
Production taxes	24,906	26,615	26,690	25,645	24,085
Tax on State monopolies	8,502	8,511	9,349	9,785	9,904
National Lottery	14,658	12,364	10,191	11,800	11,346
Others	3,167	2,144	2,251	2,041	2,068
Total indirect taxes	169,460	172,696	183,042	185,815	186,246

Total taxes	351,776	352,308	386,427	404,979	412,403

(1)	The data presented in this table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures,” primarily because this table is prepared on the basis of State sector (cash basis) accounting criteria while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

Source: Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.

In 2008, direct tax receipts increased by 3.2 per cent compared to 2007, mainly as a result of a rise in personal income tax and other taxes, partially off-set by a reduction in corporate income tax. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. During 2008, indirect tax receipts (accounted for on a cash basis) recorded a slight increase, approximately 0.2 per cent, mainly as a result of an increase in other transaction based taxes, partially offset by a decrease in receipts from VAT and production taxes. On an accrual basis, instead, revenue from indirect taxes decreased as described under “Public Finance — General Government Revenue and Expenditures”.

Public Debt — Total Treasury Issues

The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato S.p.A., ANAS (Azienda Nazionale per le Strade) and Infrastrutture S.p.A. (ISPA) and debt incurred by other state sector entities and other general government entities, other general government entities and other liabilities reclassified as general Government debt pursuant to Eurostat rulings.

	December 31, 2008	June 30, 2009
	(Millions of euro)

Short term bonds (BOT)	147,753	175,050
Medium and long term bonds (initially issued in Italy)	1,137,870	1,189,738
External bonds (initially issued outside Italy)(1)	60,342	61,394

Total Treasury issues	1,345,964	1,426,182

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements and is not directly comparable to the total amounts of external bonds indicated in the table “External Bonds of the Treasury as of June 30, 2009” below, which do not take into account: (i) the effect of currency swaps and (ii) the amount of debt outstanding under Italy’s Commercial Paper Program.

Source: Ministry of Economy and Finance

The following table shows the external bonds of the Treasury issued and outstanding as of June 30, 2009.

External Bonds of the Treasury as of June 30, 2009

		Initial Public			Original	Principal
		Offering			Principal	Amount	Equivalent
Title	Interest Rate (%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	in Euro

United States Dollar(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,476,298,288
$1,500,000,000	6.025% - 6.88%	100.00%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,061,270,695
$750,000,000	5.81% - 6,70%	100.00%	March 5, 1996	March 5, 2002/10	750,000,000	750,000,000	530,635,347
$1,500,000,000	5.97% - 6.25%	100.00%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000	1,061,270,695
$2,000,000,000	6.00%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,415,027,593
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,415,027,593
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	707,513,797
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,415,027,593
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,415,027,593
$100,000,000	4.17%	100.00%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	70,751,380
$100,000,000	4.06%	100.00%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	70,751,380
$4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	2,830,055,186
$2,000,000,000	4.75%	99.34%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,415,027,593
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,122,541,390
$2,000,000,000	5.375%	99.37%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000	1,415,027,593
$2,500,000,000	3.500%	99.69%	June 4, 2008	July 15, 2011	2,500,000,000	2,500,000,000	1,768,784,491

						29,950,000,000	21,190,038,206
Euro(2)
€2,500,000,000	9.25%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€1,022,583,762	3 mth libor + 0.0625%	99.89%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
€567,225,000	6.13%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
€60,000,000	3 mth libor - 16 b.p.	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.000%	99.95%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	frn 30Y	101.60%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	t.swap 30 - 0.91%	100.75%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€150,000,000	Zero Coupon	100.00%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.75%	100.04%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000

		Initial Public			Original	Principal
		Offering			Principal	Amount	Equivalent
Title	Interest Rate (%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	in Euro

€400,000,000	3 mth libor - 0.06%	100.00%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
€300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
€720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
€395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
€200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
€2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
€300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
€200,000,000	6 mth Eubor + 1.5% (max 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
€900,000,000	6 mth Eubor + 0.04%	99.38357%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
€1,000,000,000	6 mth Eubor + 0.60%	99.85%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
€192,000,000	Zero Coupon	100.00%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
€300,000,000	6 mth Eubor + 0.075%	100.00%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
€215,000,000	5.07%/ 10y cms	100.00%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
€1,000,000,000	1.85% linked to EU inflation index	99.796065%	January 5, 2007	September 15, 2057	1,000,000,000	1,055,000,000	1,055,000,000
€250,000,000	2.00% linked to EU inflation index	99.02385%	March 30, 2007	September 15, 2062	250,000,000	264,000,000	264,000,000
€160,000,000	4.49%	99.86%	April 5, 2007	April 5, 2027	160,000,000	160,000,000	160,000,000
€500,000,000	2.20% linked to EU inflation index	98.862525%	January 23, 2008	September 15, 2058	500,000,000	518,000,000	518,000,000
€258,000,000	5.26%	99.79%	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000	€258,000,000
€300,000,000	3.00%	99.733%	May 29, 2009	November 29, 2013	300,000,000	300,000,000	300,000,000

						20,831,808,762	20,831,808,762
Swiss Francs(3)
ChF 1,500,000,000	3.125%	99.825%	January 15, 1999	July 15, 2010	1,500,000,000	1,500,000,000	982,640,026
ChF 1,000,000,000	2.75%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	655,093,351
ChF 2,000,000,000	2.50%	100.09%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,310,186,702
ChF 1,000,000,000	2.50%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	655,093,351

						5,500,000,000	3,603,013,429
Pounds Sterling(4)
£400,000,000	10.50%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	469,428,471
£1,500,000,000	6.00%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	1,760,356,766
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	293,392,794

						2,150,000,000	2,523,178,031
Norwegian Kroners(5)
NOK 2,000,000,000	6.15%	100.00%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	221,778,665
NOK 2,000,000,000	4.34%	100.00%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	221,778,665

						4,000,000,000	443,557,330
Japanese Yen(6)
¥125,000,000,000	5.50%	100.00%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	922,441,148
¥125,000,000,000	4.50%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	922,441,148
¥100,000,000,000	3.70%	100.00%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	737,952,919
¥100,000,000,000	3.450%	99.80%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	737,952,919
¥100,000,000,000	1.80%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	737,952,919
¥25,000,000,000	2.87%	100.00%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	184,488,230
¥50,000,000,000	3 month JPY libor	100.00%	April 24, 2008	April 24, 2018	50,000,000,000	50,000,000,000	368,976,459

						625,000,000,000	4,612,205,741
Czech Koruna(7)
CZK 2,490,000,000	4.36%	100.00%	October 3, 2007	October 3, 2017	2,490,000,000	2,490,000,000	96,205,857
CZK 2,490,000,000	4.40%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	96,205,857
CZK 2,490,000,000	4.41%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	96,205,857

						7,470,000,000	288,617,572

TOTAL OUTSTANDING							53,492,419,071	(8)

(1)	U.S. dollar amounts have been converted into euro at $1.4134/€1.00, the exchange rate prevailing at June 30, 2009.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.5265/€1.00, the exchange rate prevailing at June 30, 2009.

(4)	Pounds Sterling amounts have been converted into euro at £0.8521/€1.00, the exchange rate prevailing at June 30, 2009.

(5)	Norwegian Kroner amounts have been converted into euro at NOK9.018/€1.00, the exchange rate prevailing at June 30, 2009.

(6)	Japanese Yen amounts have been converted into euro at ¥135.51/€1.00, the exchange rate prevailing at June 30, 2009.

(7)	Czech Koruna amounts have been converted into euro at CZK25.882/€1.00, the exchange rate prevailing at June 30, 2009.

(8)	The amount of external bonds shown above does not take into account (i) approximately €3,480 million outstanding under Italy’s Commercial Paper Program and (ii) the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of June 30, 2009
Currency	Before Swap	After Swap

US Dollars	39.61%	2.75%
Euro	38.94%	97.25%
Swiss Francs	6.74%	—
Pounds Sterling	4.72%	—
Norwegian Kroner	0.83%	—
Japanese Yen	8.62%	—
Czech Koruna	0.54%	—

Total External Bonds (in millions of Euro)	53,492.4	57,914.9

Source: Ministry of Economy and Finance.